Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 1 dated June 25, 2024 to the Offering Circular dated June 17, 2024

This document serves as a supplement to the offering circular for Energea Portfolio 3 Africa LLC, dated June 17, 2024, which we have filed with the Securities and Exchange Commission (collectively, the "Offering Circular"). This document should be read in conjunction with the Offering Circular. Unless otherwise specified in this supplement, capitalized terms used herein shall have the same meanings as those defined in the Offering Circular.

The purpose of this supplement is to disclose:

·	Revisions to Projects Acquired and Owned

Energea Portfolio 3 Africa LLC
52 Main Street
Chester, CT 06412

Energea Portfolio 3 Africa LLC has acquired an additional two (2) projects, each of which is reported in a Project Memo filed with the SEC under Form 1-U.

·	CPOA Eventide

·	Bosmansdam High School

The revised "Projects Acquired and Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

The only property owned by the Company are the Projects.

Projects Acquired and Owned

As of the date of this Offering Circular, we have invested into fourteen (14) Projects, each of which are described more fully in filings with the SEC linked below. The table below lists the total amount the Company invested into each Project, the estimated cost of each Project and the percent of ownership the Company has in each Project. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.
Project Name	Project Size (AC)	Amount Invested	% Ownership	Estimated Cost	Form 1-U
Spar Lulekani	360kW	$23,369	6.72%	$23,369	Link
Nhimbi Fresh	500kW	$24,631	1.74%	$24,631	Link
Anchor Foods	110kW	$109,334	100%	$109,334	Link
CPOA Avondrust	150kW	$99,024	46.39%	$99,024	Link
CPOA Trianon	100kW	$163,624	100%	$163,624	Link
Zandvliet	100kW	$74,999	74.54%	$74,999	Link
Baysville	100kW	$25,000	25.98%	$25,000	Link
Connaught Park	400kW	$411,362	100%	$411,362	Link
CPOA Quadrant Gardens	100kW	$90,710	100%	$90,710	Link
CPOA Constantia Place	125kW	$115,108	100%	$115,108	Link
Laerskool Havinga	100kW	$191,151	100%	$191,151	Link
Bosmansdam High School	100kW	$148,234	100%	$148,234	Link
Montagu High School	100kW	$182,256	100%	$182,256	TBD
CPOA Eventide	50kW	$98,806	100%	$98,806	Link
Total		$1,757,608		$1,757,608